SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 28 June 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: SENS announcement dated 28 June 2006 - Sasol hedges
45 000 barrels per day of its South African synthetics fuels
production

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE – SOL
NYSE – SSL
("Sasol")

Sasol hedges 45 000 barrels per day of its South African synthetics fuels production

Sasol announces that it has, for its 2007 financial year which commences 1 July 2006, entered into hedging transactions (zero cost collars) for 45 000 barrels of oil per day (equivalent to approximately 30% of its South African synfuels production). In terms of this hedge Sasol will be protected should monthly average dated Brent crude oil prices decrease below US$63,00 per barrel on the hedged portion of production, and conversely Sasol will incur opportunity losses on the hedged portion of production should monthly average oil prices exceed an average US$83,60 per barrel.

This is in line with Sasol's approach to consider oil price hedging on an annual basis to improve the stability and predictability of its cash flows. The zero cost collar structure is similar to the oil price hedging concluded for the 2006 financial year when a floor price of US$45 per barrel was achieved and upside was limited to US$83 per barrel, also on 45 000 barrels of oil per day. During the 2006 financial year oil prices did not fall below US$45 per barrel or increase above US$83 per barrel and no cash flows, therefore, emanated from the hedging.

Appropriate disclosure of this hedging will also be made in our 2006 annual report and Form 20-F.

28 June 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward looking statements

We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialize, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements are discussed more fully in our annual report under the Securities Exchange Act of 1934 on Form 20-F filed on October 26, 2005 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 28 June 2006

By: /s/   N L Joubert
         Name: Nereus Louis Joubert
         Title: Company Secretary